Via Facsimile and U.S. Mail
Mail Stop 6010

June 5, 2007

Mr. Geert Kersten
Chief Financial Officer
CEL-SCI Corporation
8229 Boone Blvd., Suite 802
Vienna, VA 22182

Re: CEL-SCI Corporation
**   Form 10-K for the Fiscal Year Ended September 30, 2006**
**   Filed December 21, 2006**
**   File No. 001-11889**

Dear Mr. Kersten,

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                              Sincerely,

                                              Joel N. Parker
                                              Accounting Branch Chief